Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 21, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES
PRESS RELEASE — THIRD QUARTER AND NINE MONTHS 2002 RESULTS
1) REVENUES
2) EBITDA
3) DEPRECIATION AND GOODWILL AMORTIZATION
4) NET FINANCIAL RESULT
5) OTHER REVENUE (EXPENSE)
6) INCOME TAX
7) NET INCOME (LOSS)
8) CASH FLOW AND CAPITAL SPENDING
9) NET DEBT
10) SHAREHOLDERS’ EQUITY AND OUTSTANDING SHARES
11) ORDER INTAKE AND BACKLOG
CONFERENCE CALLS:
ANNEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: November 21, 2002

	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control

PRESS RELEASE

Paris-La Défense, November 21, 2002

THIRD QUARTER AND NINE MONTHS 2002 RESULTS
■  Strong Order Intake Leading to Record Backlog
■  Significant Reduction of Net Debt

     Technip-Coflexip (NYSE: TKP and Euronext: 13170) announces that the Management Board has approved the consolidated accounts for the third quarter and first nine months of 2002, which have been reviewed by the Supervisory Board.

Key features of third quarter are:

■	An EBITDA margin of 8%, in line with the lower end of the guidance provided at mid-year

■	A positive net income of EUR 7.5 million

■	Strong cash generation leading to a 29% reduction in net debt

■	An order intake of EUR 1,526 million leading to a 7% increase in the backlog which reached a new all time high of EUR 6,063 million.

Euro in millions except per share figures	2002

	3rd Quarter	Nine Months

Revenues	1,134.6	3,307.4
Cash Flow from Operations(1)	89.7	201.1
EBITDA	91.0	255.3
Net Debt	652	652
Order Intake	1,526	4,438
Backlog	6,063	6,063
Net Income	7.5	(19.8)
EPS Net Income(2)	43.4	86.5
EPS (fully diluted)(3)	1.55	3.09
E/ADS (fully diluted)(3)(4)	0.38	0.76

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, commented:

     “Our third quarter results support the relevance of the forecasts we made known to the market on July 26, 2002. The improvement of our financial situation, as evidenced by the reduction of our net debt, is a clear sign of the Group’s renewed momentum. We are generating financial resources, both

(1)	Excluding working capital variation.

(2)	EPS Net Income is equal to Net Income prior to goodwill, exceptional items and after tax convertible bond financial costs.

(3)	EPS and E/ADS are calculated using net income prior to goodwill amortization, exceptional items and financial charges (after tax) incurred in relation to convertible bonds. Fully diluted shares of 28,036,202 shares for the third quarter and first nine months are calculated assuming full conversion of convertible bonds and exclude all current and future treasury stock.

(4)	E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 0.9879 as of September 30, 2002. One ADS is equal to one-fourth of an ordinary share.

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from our operating activities and from the disposal of non-core assets, far above our investment needs. This should allow us to pursue a meaningful dividend policy.

     “The integration of Technip and Coflexip activities and teams is proceeding apace. Technip-Coflexip continues to take a serious interest in the deepwater offshore platform floater market. However, in view of the setbacks that appeared recently for various projects undertaken by our competition in this segment of the business, I remain convinced that our historical disciplined approach toward contract bids is a key strength of Technip-Coflexip.

     “Given the high quality of its order book, its proven ability to complete large turn-key contracts at favorable conditions, the dedication and professionalism of its teams, as well as the strength of its technological know-how, I am confident that Technip-Coflexip will demonstrate in the coming quarters, in spite of a difficult market environment, that it justly deserves its longstanding reputation as one of the world’s most reliable and high-performing engineering-construction groups.”

1)   REVENUES

     Revenues for the third quarter of 2002 of EUR 1,135 million increased 3.4% sequentially and decreased year-on-year by 10.3%. Nine-month revenues totaled EUR 3,307 million in 2002, down 8.1% compared to pro-forma EUR 3,598 million for the same period one year ago.

Revenues by Business Segment (unaudited)

Euro in millions	Third Quarter			Nine Months

			Percent			Percent
	2002	2001*	Change	2002	2001*	Change

		(pro-forma)			(pro-forma)
Offshore	545.8	583.3	-6.4%	1,591.6	1,571.8	+1.3%
Onshore/Downstream	523.5	572.4	-8.5%	1,415.5	1,662.0	-14.8%
Industries	65.3	109.0	-40.1%	300.3	364.0	-17.5%

Total	1,134.6	1,264.7	-10.3%	3,307.4	3,597.8	-8.1%

*	2001 pro-forma results are provided for comparison purposes only and reflect the Group’s perimeter as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     The year-on-year decline in total revenues continues to reflect the impact of lower backlog recorded in 2000 and 2001, as the coming into force of several major contracts took longer than in previous years. In the Offshore Branch, revenues would have been higher in the Gulf of Mexico if vessel maintenance downtime had not occurred. The further appreciation of the euro against the dollar during the third quarter had a negative impact on consolidated revenues.

2)   EBITDA

     EBITDA for the third quarter of 2002 amounted to EUR 91.0 million, slightly down ( -1.4% ) compared to EUR 92.3 million for the second quarter of 2002. EBITDA for the first nine months of 2002 totaled EUR 255.3 million compared to EUR 325.3 million during the same period one year ago.

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EBITDA by Business Segment (unaudited)

Euro in millions	Third Quarter			Nine Months

			Percent			Percent
	2002	2001*	Change	2002	2001*	Change

		(pro-forma)			(pro-forma)
Offshore	66.8	36.8	+81.5%	180.4	181.5	-0.6%
Onshore/Downstream	21.7	47.0	-53.8%	64.8	136.2	-52.4%
Industries	2.5	2.5	0.0%	10.1	7.6	+32.9%

Total	91.0	86.3	+5.4%	255.3	325.3	-21.5%

*	2001 pro-forma results are provided for comparison purposes only and reflect the Group’s perimeter as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     EBITDA margins for the third quarter 2002 reached 12.2% and 4.1% in the Offshore and Onshore activities, respectively, totaling 8% at the Group level. On a pro-forma basis, EBITDA margins during the third quarter of 2001 were 6.3% (Offshore), 7.2% (Onshore) and 6.8% (Group). It should be noted, however, that these margins were depressed in 2001 due to two non-recurring items in the third quarter 2001: a loss of EUR 27 million on the refurbishment of a drilling rig, and a EUR 10 million charge incurred by Coflexip in connection with the takeover bid initiated by Technip.

     For the full year 2002, based on currently available data, it is anticipated that the EBITDA margin should be in line with the guidance provided at mid-year for the onshore activities. In the Offshore Branch, due to technical problems (related to a faulty component) encountered with the Deep Blue pipelay system in recent weeks, the execution of some projects and related revenues will be pushed from the fourth quarter 2002 into the beginning of 2003. As a result, it is expected that the full year 2002 EBITDA margin of the Offshore Branch should be around 12%.

3)   DEPRECIATION AND GOODWILL AMORTIZATION

     Depreciation was EUR (32.2) million for the third quarter, down 15.5% from EUR (38.1) million for the second quarter of 2002. The decrease is due to the sale of non-core assets during the quarter. For the first nine months of 2002, depreciation totaled EUR (108.6) million.

     Goodwill amortization for the third quarter 2002 amounted to EUR (29.6) million, essentially unchanged from EUR (29.5) million for the previous quarter. For the first nine months of 2002, goodwill amortization totaled EUR (88.0) million.

4)   NET FINANCIAL RESULT

     The net financial result amounted to EUR (12.1) million for the third quarter of 2002 and EUR (43.6) million for the first nine months of 2002. The third quarter figures include a recurring provision of EUR (4.7) million for the convertible bond redemption premium and a foreign exchange loss of EUR (1.9) million mainly resulting from the further depreciation of the Brazilian Real compared to the U.S. dollar which is still the functional currency of the local affiliate.

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5)   OTHER REVENUE (EXPENSE)

     Other expense for the third quarter of 2002 amounted to EUR (0.4) million in net exceptional items. Capital gains of EUR 78.8 million were realized during the quarter, through the sales of Coflexip non-core assets, primarily the Maillot office building and Wellops. These capital gains, net of tax, were recorded as a reduction in goodwill and had no impact on net income.

6)   INCOME TAX

     The income tax charge for the third quarter of 2002 amounted to EUR (10.1) million for an effective tax rate of 28%. Income tax for the first nine months of 2002 totaled EUR (34.6) million for an effective tax rate of 34%.

7)   NET INCOME (LOSS)

     Based on the above, net income amounted to EUR 7.5 million for the third quarter of 2002 and EUR (19.8) million for the first nine months of the year.

     Net income for the purposes of calculating EPS amounted to EUR 43.4 million(1) for the third quarter of 2002 and
EUR 86.5 million(2) for the first nine months of 2002.

     Third quarter and nine month 2002 EPS were EUR 1.55 and EUR 3.09, respectively.

8)   CASH FLOW AND CAPITAL SPENDING

     For the first nine months of 2002, cash flow generated from operating activities, excluding changes in working capital, amounted to EUR 201.1 million. Gross proceeds from asset sales reached EUR 132.2 million. Capital spending was EUR 71.3 million. As a result, the free cash flow reached EUR 262.0 million compared to EUR 93.4 million during the first nine months of 2001.

     Changes in working capital amounted to EUR 54.9 million and increased free cash flow to EUR 316.9 million.

     In order to comply with the Indian regulations regarding the change of control which took place last year with respect to Coflexip, the Group is launching a public offer on 20% of the shares of SEAMEC, an Indian offshore construction company in which the current participation of the Group is 58% If successful, the acquisition will be made at a cost of approximately EUR 7 million which would be paid in the first quarter of 2003.

(1)	Net income EUR 7.5 million + goodwill amortization EUR 29.6 million + exceptional items EUR 0.4 million + after tax convertible bond financial costs of EUR 5.9 million.

(2)	Net income EUR (19.8) million + goodwill amortization EUR 88.0 million + exceptional items EUR 2.5 million + after tax convertible bond financial costs of EUR 15.8 million.

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9)   NET DEBT

     Total net debt at the end of the third quarter 2002 amounted to EUR 652 million*, and shows a decrease of 29% compared to the second quarter 2002 end total of EUR 921 million. The decrease is mainly due to a EUR 159 million reduction in commercial paper and EUR 41 million repayment on the acquisition debt of Aker Deepwater division. Gearing at the end of the third quarter was 32% compared to 44% at the end of June 2002.

Euro in millions	Sept 30 2002	June 30 2002	Mar 31 2002	Dec 31 2001

Marketable Securities	98	142	120	150
Cash	633	560	516	613
Cash & Cash Equivalents	731	702	636	763
Short term Debt	273	472	417	457
Long term Debt	1,110	1,151	1,255	1,182
Gross Debt	1,383	1,623	1,672	1,639
Net Debt*	652	921	1,036	876

*	Does not include the reimbursement premium of EUR 93 million on the convertible bonds issued in the first quarter of 2002.

10)   SHAREHOLDERS’ EQUITY AND OUTSTANDING SHARES

     Shareholders’ equity as of September 30, 2002 totaled EUR 2,020 million, compared to EUR 2,084 million as of June 30, 2002.

     The total number of shares outstanding as of September 30, 2002 was 25,036,581. As announced today, Technip-Coflexip decided to exchange its holding of 1,436,622 Compagnie Générale de Géophysique (CGG) shares for 511,253 of its own shares, bringing the number of treasury shares to 1,628,577. It was also decided to cancel these treasury shares, thus bringing the total number of shares outstanding to 23,408,004. The impact of the treasury share cancellation is included in shareholders’ equity as of September 30, 2002.

     Complete details of the changes in shareholders’ equity and total number of shares outstanding are annexed.

11)   ORDER INTAKE AND BACKLOG

     Order intake during the third quarter of 2002 came to EUR 1,526 million compared with EUR 1,209 million for the second quarter 2002 and EUR 1,227 million for the third quarter of 2001.

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Order Intake by Business Segment (unaudited)

Euro in millions	Third Quarter			Nine Months

			Percent			Percent
	2002	2001*	Change	2002	2001*	Change

		(pro-forma)			(pro-forma)
Offshore	529	654	-19.1%	1,348	1,996	-32.5%
Onshore/Downstream	946	454	+108.4%	2,770	1,718	+61.2%
Industries	51	119	-57.1%	320	279	+14.7%

Total	1,526	1,227	+24.4%	4,438	3,993	+11.1%

*	2001 pro-forma results are provided for comparison purposes only and reflect the Group’s perimeter as of the fourth quarter of 2001 resulting from the merger of Technip and Isis and this merged entity’s majority stake holding (98.23%) in Coflexip.

     Order intake more than doubled in the Onshore/Downstream Branch during the third quarter 2002. This sharp increase reflects primarily the coming into force of several large contracts previously signed and registered into the “pre-backlog,” and more specifically the OMIFCO fertilizer project in Oman and the 10th Petrochemical Complex in Iran.

     The Offshore Branch shows a decline in order intake of 19.2% during the third quarter 2002 and 32.4% for the first nine months. However, one should note that a large Spars contract, valued at roughly EUR 400 million, was recorded in 2001 when the start of its execution was delayed until 2002. Because of this, the level of activity of the floaters division is stronger in 2002 than it was in 2001.

- Backlog by Business Segment (unaudited)

Euro in millions	As of	As of
	September 30,	June 30,	Percent
	2002	2002	Change

Offshore	1,930	1,944	-7.2%
Onshore/Downstream	3,844	3,420	+12.4%
Industries	289	303	-4.6%

Total	6,063	5,667	+7.0%

     As of September 30, 2002, the backlog was EUR 6,063 million. This represents a new all-time high for the Group and is equivalent to 16 and a half months of revenues.

*   *   *

     With a workforce of about 18,000, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (Euronext: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip’s web-site is accessible at: www.technip-coflexip.com

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     Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business, competitiveness and strategy of the Technip-Coflexip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, the strength of competition, interest rate fluctuations, control of costs and expenses, the timing and success of anticipated integration synergies and stability in developing countries. For a further list and description of such risks and uncertainties, see the reports filed by Technip-Coflexip with the Securities and Exchange Commission and the “Commission des Opérations de Bourse.” Technip-Coflexip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

For further information please contact:

Press Relations

Sylvie Hallemans	Tel. +33 (0) 1 47 78 34 85 Fax +33 (0) 1 47 78 24 33	E-mail: shallemans@technip-coflexip.com

Investor Relations

Chris Welton David-Alexandre Guez	Tel. +33 (0) 1 55 91 88 27 Tel. +33 (0) 1 47 78 27 85	E-mail: cwelton@technip-coflexip.com E-mail: daguez@technip-coflexip.com

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CONFERENCE CALLS:

     Daniel Valot, Chairman of the Management Board of Technip-Coflexip will comment on the results and will field questions at the following two events on Thursday, November 21, 2002. Copies of his presentation for these events will be posted on the company web site in the “Publications” section by 8:00 am November 21, 2002, and can be down loaded.

•	An English language conference call will be held at 10:00 a.m. Paris time, 9:00 a.m. UK time:

To participate in the conference call, simply dial +33 (0) 1 56 38 35 35 (France) or +44 (0) 208 515 2307 (UK) ten to fifteen minutes prior to the scheduled start time.

Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference “Technip-Coflexip” and the name of the Chairman of the Management Board “Mr. Valot”.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial +33 (0) 1 40 50 20 20 (France) and use the confirmation code 8783# or +44 (0) 208 797 2499 (UK) and use the confirmation code 115266#.

•	An additional English language conference call will be held at 3:00 p.m. Paris time, 9:00 a.m. Eastern US time and 8:00 a.m. Central US time.

To participate in this additional conference call, simply dial +1 (719) 457-2692 (United States) or +44 (0) 207 984 7582 (UK) or +33 (0) 1 70 70 81 98 (France) five to ten minutes prior to the scheduled start time.

A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial +1 (719) 457-0820 (United States) or +44 (0) 207 984 7578 (UK) or +33 (0) 1 70 70 82 10 (France) and use the confirmation code 578079.

     Both calls will be broadcast live on the Group Website (www.technip-coflexip.com) and replays will be available for 7 days under the “Publications” section.

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CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

French GAAP

Euro in Millions	Third Quarter		Nine Months

	2002	2001	2002	2001

		(pro-forma)		(pro-forma)
Net Sales	1,134.6	1,264.7	3,307.4	3,597.8
Cost of Sales	(1,043.6)	(1,178.5)	(3,052.1)	(3,272.7)
E.B.I.T.D.A	91.0	86.2	255.3	325.1
Depreciation and Amortization excluding Goodwill	(32.2)	—	(108.6)	—
E.B.I.T.A	58.8	—	146.7	—
Goodwill Amortization	(29.6)	—	(88.0)	—
E.B.I.T	29.2	—	58.7	—
Financial Result	(7.5)	—	(31.1)	—
Premium for Redemption of Convertible Bonds	(4.7)	—	(12.5)	—
Non-Operating Income (Loss)	(0.4)	—	(2.5)	—
Income Tax	(10.1)	—	(34.6)	—
Income of Equity Affiliates	—	—	0.9	—
Minority Interests	1.0	—	1.3	—
Net Income	7.5	—	(19.8)	—

Net Income for EPS Computation:
Net Income	7.5	—	(19.8)	—
Non-Operating Income (Loss)	0.4	—	2.5	—
Goodwill Amortization	29.6	—	88.0	—
Convertible Bond Financial Costs (After Tax)	5.9	—	15.8	—

EPS Net Income	43.4	—	86.5	—

EPS	1.55	—	3.09	—
Number of fully diluted shares: 28,036,202

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ANNEX

Changes in Shareholders Equity – Third Quarter 2002

Euro in Millions

Shareholders’ Equity as of June 30, 2002	2,084.0
Net Income of the third quarter	7.5
Impact of the merger with ISIS	7.8
Cancellation of treasury shares	(80.3)
Other	1.5
Shareholders’ Equity as of September 30, 2002	2,020.5

Changes in Shares Outstanding Since January 1, 2002

Shares outstanding as of December 31, 2001	26,713,448
Share Issuances	170,509
Cancellation of treasury shares (acquired following merger with ISIS)	(1,847,376)
Shares outstanding as of September 30, 2002	25,036,581
Cancellation of treasury shares (exchanged CGG shares)	511,253
Cancellation of treasury shares	1,117,324
Shares outstanding as of November 30, 2002	23,408,004
Stock options (subscription options)	479,178
Convertible bonds (8/9 of 4,667,647)	4,149,020
Fully diluted shares for EPS computation	28,036,202

10/13

CONSOLIDATED BALANCE SHEET
(Unaudited)

French GAAP

Euro in Millions	September 30	June 30	Dec 31
	2002	2002	2001

ASSETS
Cash and Cash Equivalents	731	702	763
Premium for Redemption of Convertible Bonds	81	86
Other Current Assets	1 224	1 149	1 122
Contracts in Progress, Inventories & Deferred Bid Costs, net	5 660	5 499	6 426
Fixed Assets	3 552	3 659	3 807

	11 249	11 095	12 118

LIABILITIES & SHAREHOLDERS’ EQUITY
Other Current Liabilities	1 363	1 433	1 433
Progress Payments on Contracts	6 020	5 533	6 472
Financial Debt	1 383	1 623	1 640
Premium for Redemption of Convertible Bonds	93	93	0
Accrued Liabilities	337	309	338
Minority Interests	32	20	21
Shareholders’ Equity	2 020	2 084	2 214

	11 249	11 095	12 118

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CONSOLIDATED STATEMENT OF CASH FLOWS
Nine Months 2002
(Unaudited)

Euro in Millions

Net Income	(19.8)
Depreciation of Property, Plants & Equipment	114.8
Goodwill Amortization	96.7
Premium for Redemption of Convertible Bonds	12.5
Net Loss (Gain) on the Disposal of Fixed Assets	(6.8)
Deferred Income Tax	5.0
Minority Interests	(1.3)

	201.1

Change in Working Capital	54.9

Net Cash Provided by (Used in) Operating Activities		256.0
Capital Expenditures	(71.3)
Disposal of Assets	132.2

Net Cash Provided by (Used in) Investment Activities		60.9
Increase (Decrease) in Short Term Debt	39.4
Increase (Decrease) in Long Term Debt	(243.4)
Capital Increase	13.3
Dividends Paid	(79.7)
Repurchase of Shares	(44.6)

Net Cash Provided by (Used in) Financing Activities		(315.0)

Foreign Exchange Translation Adjustment		(34.6)

Net Increase (Decrease) in Cash and Cash Equivalents		(32.7)

Cash and Cash Equivalents as of January 1, 2002		763.4
Effect of Change of Group Perimeter		0.2
Cash and Cash Equivalents as of September 30, 2002		730.9

		(32.7)

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Regional Analysis
(unaudited)

Euro in Millions

Revenues

	2002

	Third Quarter	Nine Months

Europe, Russia, Central Asia	324.1	922.4
Africa, Middle-East	523.3	1,042.1
Asia Pacific	38.0	333.2
Americas	249.2	1,009.7

Total	1,134.6	3,307.4

EBITDA

	2002

	Third Quarter	Nine Months

Europe, Russia, Central Asia	48.6	108.9
Africa, Middle-East	32.9	67.7
Asia Pacific	(6.7)	13.3
Americas	16.2	65.4

Total	91.0	255.3

Backlog

	2002

	As of Sept 30	As of June 30

Europe, Russia, Central Asia	703	717
Africa, Middle-East	3,232	2,850
Asia Pacific	685	723
Americas	1,443	1,378

Total	6,063	5,667

Scheduling of Backlog as of September 30, 2002
(unaudited)

Euro in Millions

In Millions of Euro	Offshore	Onshore/Downstream	Industries	Total

For 2002	519	520	80	1,119
For 2003	1,145	1,642	178	2,965
For 2004 and Beyond	266	1,683	30	1,979

Total	1,930	3,845	288	6,063

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